EXHIBIT 4.4
EUGENIC CORP.

PETROLEUM AND NATURAL GAS COMMITTEE CHARTER

This Petroleum and Natural Gas Committee Charter (the “Charter”) has been adopted by the Board of Directors (the “Board”) of Eugenic Corp. (the “Company”).  The Petroleum and Natural Gas Committee of the Board (the “Committee”) shall review this charter annually and recommend any proposed changes to the Board for approval.

Role and Independence: Organization

The Petroleum and Natural Gas Committee will be comprised of three directors.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general shareholders meeting.

One member of the Committee shall be appointed as chair.  The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings.

Responsibilities

The Committee’s mandate and responsibility is to review and approve information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i) proved and proved plus probable oil and gas reserves estimated as at June 30 using the forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b)	(i) proved oil and gas reserves estimated as at June 30 using constant prices and costs; and
(ii) the related estimated future net revenue.

(c)	review the Company’s procedures for providing information to the independent qualified reserves evaluator;
(d)
(e)	meet with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation;
(f)
(g)	review the reserves data with management and the independent qualified reserves evaluator.
(h)
(i)	approve the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(j)
(k)	approve the filing of the report of the independent qualified reserves evaluator on the reserves data; and
(l)
(m)	approve the content and filing of the Oil & Gas Reserve report.

Meetings

The Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than once a year. Meetings may be held at times deemed appropriate by the Committee.

These meetings may be with representatives or appropriate members of management, all either individually or collectively as may be required by the Chairman of the Committee.

The Chairman of the Committee will report periodically to the Board of Directors

Authority to Retain Advisors

In the course of its duties, the Committee shall have the sole authority, at the Company’s expense, to retain and terminate independent qualified reserves evaluator, as the Committee deems advisable, including the sole authority to approve any such advisor’s fees and other retention terms.

Dated the 30th day of January, 2009